                                                               EXHIBIT 99(a)(12)


RICOH COMPANY, LTD. EXTENDS TENDER OFFER FOR SHARES OF LANIER WORLDWIDE, INC. UNTIL WEDNESDAY, JANUARY 24, 2001

         TOKYO, JAPAN, January 9, 2001 - Ricoh Company, Ltd. (TSE: 7752) announced today that it has extended the expiration date of its $3.00 per share cash tender offer for any and all of the outstanding shares of common stock of Lanier Worldwide, Inc. (NYSE:LR) until 12:00 midnight, New York City time, on Wednesday, January 24, 2001. Ricoh also announced that the closing of the tender offer is no longer conditioned upon approval from The Republic of Poland antitrust authorities.

         The tender offer commenced on December 8, 2000 and was originally scheduled to expire at 12:00 midnight, New York City time, on Monday, January 8, 2001. In order to allow time for antitrust approval from the European Union and The Republic of Colombia to be received, Ricoh is extending the tender offer expiration date to 12:00 midnight, New York City time, on Wednesday, January 24, 2001, unless further extended. Ricoh was advised by Mellon Investor Services, L.L.C., the Depositary for the tender offer, that, as of 5:00 P.M., New York City time, on January 8, 2001, approximately 75,737,902 shares of Lanier common stock had been tendered and not withdrawn, including approximately
1,872,422 shares tendered by notice of guaranteed delivery.

         The closings of the tender offer and of the proposed merger of Lanier with an indirect, wholly-owned subsidiary of Ricoh are subject to certain customary terms and conditions, including the approval of relevant antitrust authorities. It has been expected that Ricoh would, and the merger agreement permits Ricoh to, extend the tender offer from time to time if the conditions to the tender offer and the proposed merger remained unsatisfied at the time that the tender offer was originally scheduled to expire. Antitrust filings have been made in the European Union and in The Republic of Colombia and these filings are still pending.

         Although there can be no assurances, Ricoh has been advised that the necessary Colombian antitrust approval is expected to be received during the month of January. In addition, absent a second stage investigation by the European Commission, receipt of the European Union antitrust approval is expected to be obtained by January 24, 2001. Ricoh may further extend the tender offer beyond the January 24, 2001 expiration date in the event that the antitrust approvals have not been received by that date or that other conditions to the tender offer or the proposed merger have not been satisfied or have not been waived by Ricoh by the new expiration date.

         Ricoh has also been advised that the consent of The Republic of Poland antitrust authorities will not be required to close the tender offer and to consummate the proposed merger because the market share of the combined companies will be below certain specified Polish regulatory thresholds. Thus, the consent of the Polish authorities will not be necessary and is no longer a condition to the tender offer and proposed merger.

         Ricoh Company, Ltd., of Japan, is a leading provider of office automation solutions, with more than 67,300 employees worldwide and sales in excess of $14 billion in 2000. Ricoh Company is a recognized pioneer in the development of network-connected digital multifunctional document systems and is a top supplier of diversified office automation equipment and electronics.

         With 1,600 sales and service locations worldwide, Lanier Worldwide, Inc. and its dealer and distributor network form one of the largest global providers of document management solutions. Every day, Lanier and its dealers and distributors help customers in more than 100 countries create, enhance and distribute high-quality documents with greater speed, efficiency and economy. Lanier maintains an intense customer focus-called Customer Vision(Registered Trademark) and employs DOCutivity(Registered Trademark), a document lifecycle approach designed to improve business productivity. Lanier's comprehensive document management solutions portfolio includes digital color copier/printers, black-and-white digital copier/printers, multifunction devices, print-on-demand applications and a variety of outsourcing services. Lanier also develops specialized solutions for the healthcare and real estate industries. Lanier was founded in 1934, and is headquartered in Atlanta, Georgia, U.S.A.

         Mellon Investor Services, L.L.C. is the Depositary for the tender offer, MacKenzie Partners, Inc. is the Information Agent, and Wasserstein Perella & Co., Inc. is the Dealer Manager. Additional copies of the offer to purchase and all other tender offer materials may be obtained from MacKenzie Partners at 1-800-322-2885. Shareholders may also contact their brokers, dealers, commercial banks and trust companies or other nominees for assistance concerning the tender offer.

         Lanier stockholders are advised to read Ricoh's tender offer statement (including an offer to purchase, letter of transmittal, and related tender offer documents) regarding its acquisition of Lanier, which has been sent to Lanier stockholders and filed with the SEC, and the related solicitation/recommendation statement which has been sent to Lanier stockholders and filed with the SEC. The tender offer statement and the solicitation/recommendation statement contain important information and should be read carefully before any decision is made with respect to the tender offer. These documents are available to all stockholders of Lanier at no expense to them. These documents are also available at no charge on the SEC's web site, WWW.SEC.GOV.

CONTACT:    RICOH COMPANY, LTD.
            Takanobu Matsunami
            (+81-3) 5411-4511